Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
THE ANDERSONS, INC.

(in thousands, except for ratio)	Nine Months Ended September 30,
	2012	2011
Computation of earnings
Pretax income (a)	$82,714	$85,430
Add:
Interest expense on indebtedness	16,192	20,609
Amortization of debt issue costs	1,283	825
Interest portion of rent expense (b)	5,028	5,950
Distributed income of equity investees	24,353	15,791
Earnings	$129,570	$128,605

Computation of fixed charges
Interest expense on indebtedness	$16,192	$20,609
Amortization of debt issue costs	1,283	825
Interest portion of rent expense (b)	5,028	5,950
Fixed charges	$22,503	$27,384

Ratio of earnings to fixed charges	5.76	4.70

(a) Pretax income as presented is income from continuing operations before adjustment for income or loss from equity investees.
(b) The portion of rent expense on operating leases included in the calculation of the fixed charges ratio above is a reasonable approximation of the interest factor on those agreements.